Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Inessa Berenbaum

May 18, 2006

Re:	Central European Media Enterprises Ltd. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-24796

Dear Ms. Berenbaum:

Pursuant to my telephone conversation with you on May 17, 2006, this letter is to confirm that the Company expects to respond to the Staff’s comment letter dated May 4, 2006 by Thursday May 25, 2006.

If you have any questions, please call the undersigned at 011 44 20 7430 5430.

Yours sincerely,

/s/ Wallace Macmillan

Wallace Macmillan
Chief Financial Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Larry Spirgel, US Securities and Exchange Commission
Graham Richardson, Deloitte & Touche LLP
Robert L. Kohl, Katten Muchin Rosenman LLP